UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F  ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Results of the 2025 Annual General Meeting of Shareholders

 Item 1

Results of the 2025 Annual General Meeting of Shareholders

On September 4, 2025, ICL Group LTD (the “Company”) held its 2025 Annual General Meeting of Shareholders of the Company (the "Meeting"). At the Meeting, the shareholders voted on and approved, by the applicable required majority, each of the proposals that were described in the Company’s Notice and Proxy Statement for the Meeting (the “Proxy Statement”) that was attached as Item 1 to a Report on Form 6-K furnished to the U.S. Securities and Exchange Commission (“SEC”) on July 17, 2025, as detailed below:

1.
Re-election of Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Reem Aminoach, Lior Reitblatt, Tzipi Ozer Armon, Gadi Lesin, Michal Silverberg and Shalom Shlomo to serve as directors, effective as of the date of the Meeting, until the next annual general meeting of shareholders of the Company or until any of their earlier resignation or removal.

    Votes were recorded as detailed in the table below:

Name of Director Nominee	Votes For	Votes Against	Abstentions
Yoav Doppelt	1,042,983,867	135,900,317	320,044
	88.47%	11.53%
Aviad Kaufman	1,045,746,745	139,184,123	263,359
	88.25%	11.75%
Avisar Paz	1,044,157,452	140,784,787	259,587
	88.12%	11.88%
Sagi Kabla	1,046,011,294	138,929,086	263,630
	88.28%	11.72%
Reem Aminoach	1,053,622,201	131,320,296	261,730
	88.92%	11.08%
Lior Reitblatt	1,178,128,430	6,810,541	265,256
	99.43%	0.57%
Tzipi Ozer Armon	1,169,707,382	15,229,814	267,031
	98.71%	1.29%
Gadi Lesin	1,177,625,644	7,313,927	264,658
	99.38%	0.62%
Michal Silverberg	1,053,950,516	130,983,876	269,836
	88.95%	11.05%
Shalom Shlomo	1,178,069,223	6,873,269	261,736
	99.42%	0.58%

2.	Reappointment of Somekh Chaikin, a Member Firm of KPMG International, as the Company’s independent auditor until the next annual general meeting of shareholders of the Company.

Votes were recorded as detailed in the table below:

	Votes For	Votes Against	Abstentions
Reappointment of Somekh Chaikin (KPMG)	1,170,723,837 99.03%	11,441,411 0.97%	315,765

Name of the authorized signatory on the report and name of authorized electronic reporter: Aya Landman, Adv.
Position: VP, Chief Compliance Officer & Corporate Secretary
Signature Date: September 4, 2025

Press Contact
Adi Bajayo
ICL Spokesperson
+972-52-4454789
Adi.Bajayo@icl-group.com

Investor Relations Contact
Peggy Reilly Tharp
VP, ICL Global Investor Relations
+1-314-983-7665
Peggy.ReillyTharp@icl-group.com

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: September 4, 2025